MONDAS MINERALS CORP.
                             13983 West Stone Avenue
                              Post Falls, ID 83854
                                 (208) 964-0755


November 11, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

RE: Mondas Minerals Corp. Request for Withdrawal of Post-Effective Amendment No. 1 ("Amendment") to Registration Statement on Form S-1 (Registration No. 333-152330) (the "Registration Statement")

Ladies and Gentlemen:

On September 14, 2009, Mondas Minerals Corp. (the "Registrant") filed with the Securities and Exchange Commission (the "Commission") the Amendment to the Registration Statement.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Amendment to the Registration Statement. This request for withdrawal is being filed because the Amendment was incorrectly filed as an initial offering. No shares were sold under the Registration Statement, as amended.

Should you have any questions regarding this matter, please do not hesitate to contact our attorney, Robert C. Weaver, at (858) 488-4433.

Respectfully yours,

Mondas Minerals Corp.


By: /s/ Scott D. Bengfort
   ------------------------------------
   Scott D. Bengfort, President


cc: Robert C. Weaver